Exhibit 12.1

KRATON CORPORATION
Ratio of Earnings to Fixed Charges
(In thousands)

	Nine Months Ended September 30, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Fixed Charges:
+ Interest expensed	$93,911	$136,079	$26,390	$25,815	$27,550	$24,127
+ Interest capitalized	3,334	5,825	4,185	3,198	4,180	2,648
+ Amortization of debt issuance costs	6,309	8,741	2,233	2,223	7,389	2,986
+/- Amortization of debt discount (premium)	4,926	7,987	(174)	(164)	(153)	(108)
+ Estimate of interest within rental expense	1,520	2,026	1,190	1,231	3,747	4,259
Total fixed charges	110,000	160,658	33,824	32,303	42,713	33,912
Earnings:
+ Pre-tax income (loss)	25,670	12,686	(5,586)	6,328	(4,862)	3,115
- Income from equity investees	(370)	(394)	(406)	(407)	(530)	(530)
+ Fixed charges	110,000	160,658	33,824	32,303	42,713	33,912
+ Amortization of capitalized interest	333	583	419	320	418	265
+ Distributed income of equity investees	439	409	363	487	422	400
- Interest capitalized	(3,334)	(5,825)	(4,185)	(3,198)	(4,180)	(2,648)
Total Earnings	132,738	168,117	24,429	35,833	33,981	34,514
Deficiency (Surplus)	$(22,738)	$(7,459)	$9,395	$(3,530)	$8,732	(602)
Ratio	1.21	1.05	—	1.11	—	1.02
Ratio of Earnings to Fixed Charges (1)	1.21:1.00	1.05:1.00	—	1.11:1.00	—	1.02:1.00
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(1)	Our earnings were insufficient to cover our fixed charges by approximately $9.4 million and $8.7 million for the years ended December 31, 2015 and 2013, respectively.